

March 29, 2017

Cliff Baty
Chief Financial Officer
Manchester United plc
Sir Matt Busby Way, Old Trafford,
Manchester, England, M16 0RA

  Re: Manchester United plc
     Form 20-F for Fiscal Year Ended June 30, 2016
     Filed September 15, 2016
     File No. 001-35627

Dear Mr. Baty:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2016

Index to Consolidated Financial Statements

Consolidated statements of cash flows, page F-8

1. We note the payment of £138,095,000 for intangible assets for 2016 under cash flow from investing activities. In the intangible assets roll forward schedule in Note 15 on page F-31, we note the addition of intangible assets in 2016 of £168,904,000 which is primarily related to new registrations during the year. In that regard, please reconcile for us the difference between these two amounts. To the extent that the difference is related to non-cash transactions, please tell us and disclose their nature and the amount in a footnote to the financial statements. Refer to paragraph 43 of IAS 7.

Note 2. Summary of significant accounting policies

c) Matchday, page F-13

2.   We note you account for the share of gate receipts payable to the other participating club
        and competition organiser for cup matches played at Old Trafford as an operating
        expense. In that regard, please tell us and disclose the significant terms of the
        arrangement with the other participating club and competition organiser. It appears you
        are considered the principal and the other participating club and competition organiser are
        agents in terms of revenue presentation on the face of the financial statements. If so,
        please tell us how you consider the arrangement terms and the guidance within paragraph
        21 of IAS 18 IG in determining whether you are the principal or agent in this transaction
        and expand to disclose your accounting policy in this area. Refer to paragraph 35 of IAS
        18 and paragraph 117 of IAS 1.

3.   In addition, please tell us and disclose where you record the operating expenses
        associated with the payments of share gate receipts to other participating clubs and
        competition organisers in the financial statements.

Note 5. Operating expenses, page F-24

4.   We note your disclosure of £99,006,000 of other operating expenses for 2016. In light of
        its significance, please tell us and disclose the component amounts making up this
        subtotal. Refer to paragraphs 85 and 97 of IAS 1.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Andrew Mew at 202-551-3377 if
you have questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief
                                        Office of Transportation and Leisure